Exhibit 99.1

FEMSA signs agreement to acquire NetPay, as part of its digital and financial solutions ecosystem

Monterrey, Mexico, November 7, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that its subsidiaries have signed an agreement to acquire all of the outstanding shares of NET PAY, S.A.P.I DE C.V. (“NetPay”). NetPay is a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico. In 2019, FEMSA acquired a minority equity stake in NetPay and now it has agreed with NetPay’s majority shareholders to acquire all of the remaining outstanding shares of the company, to take FEMSA’s ownership to 100%.

Jose Antonio Fernández Garza Lagüera, CEO of Digital@FEMSA, commented:

“With NetPay, Digital@FEMSA advances in its objective of transforming the relationship between the people of Mexico and their money; for example, how they manage their income, send money to friends, family, or suppliers, receive payments from customers, and generally benefit from reliable and efficient transactions. This acquisition will allow us to extend our value proposition to micro, small and medium-sized businesses, as well as to independent entrepreneurs to strengthen their operations and increase their profitability.

For over 130 years FEMSA has supported small businesses to earn more, whether expanding their product assortment with our beverage portfolio, or offering convenient access to financial services through our proximity stores. Today, we take a step forward to help these small business owners broaden their payment solutions, allowing them in turn to attract and retain more customers.”

With this transaction Digital@FEMSA continues to build an omnichannel portfolio of diverse financial and digital services to simplify the lives of millions of people. NetPay will become a fundamental component of the Business-to-Business (B2B) element of this portfolio, leveraging the payment solutions services, and complementing other key elements of the portfolio such as the Spin by OXXO wallet and OXXO Premia’s loyalty strategy.

The transaction is subject to closing conditions and government approvals customary for this type of transactions and is expected to close during the first quarter of 2023.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	November 7, 2022	| Page 1

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, OXXO Gas, a chain of retail service stations, and Valora, an operator of convenience and foodvenience formats present in 5 countries in Europe. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

About Digital@FEMSA

Digital@FEMSA is the technology innovation division that offers digital solutions to simplify the lives of our customers. It is integrated by businesses that leverage technology to create trustworthy and practical tools, such as Spin by OXXO, and by a diverse and multidisciplinary team focused on developing an innovative and differentiated value proposition in the market. Backed by the more than 130 years of experiences and commitment to excellence of FEMSA, this division continues the mission of generating economic and social value, now in the digital community.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	November 7, 2022	| Page 2